

Mail Stop 4561

March 6, 2018

Patrick Morley
Chief Executive Officer
Carbon Black, Inc.
1100 Winter Street
Waltham, Massachusetts 02451

Re: **Carbon Black, Inc.**
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted February 22, 2018
File No. 377-01883

Dear Mr. Morley:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please revise to update your financial statements and the related disclosures throughout your filing. Refer to Rule 3-12 of Regulation S-X.

       You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3730, with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Kenneth J. Gordon, Esq.
       Goodwin Procter LLP